

Mail Stop 3720

July 1, 2016

Wei Wang
Chief Executive Officer
Chineseinvestors.com, Inc.
4880 Havana Street, Suite 102
Denver, CO 80239

> **Re: Chineseinvestors.com, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2015**
> **Filed August 31, 2015**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2015**
> **Filed January 14, 2016**
> **File No. 000-54207**

Dear Mr. Wang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications